                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                            (Amendment No.    3    )
                                           -------



                         Alliance Entertainment Corp.
             ---------------------------------------------------
                               (Name of Issuer)


                        Common Stock, $.0001 par value
             ---------------------------------------------------
                        (Title of Class of Securities)


                                  018593103
             ---------------------------------------------------
                                (CUSIP Number)


                            Mr. James T. Byrne, Jr.
                            Office of the Secretary
                       Bankers Trust New York Corporation
                      280 Park Avenue, New York, NY 10017
                                  Tel. (212) 250-1869
             ---------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               December 20, 1996
             ---------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box [     ].

Check the following box if a fee is being paid with this statement [    ].  (A
fee is required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                                 SCHEDULE 13D


CUSIP NO.                          018593103
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                BT Capital Partners, Inc.
                                EIN No. 13-2725387
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                              -
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.  3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
                                WC, BK  (See Item 3)
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(D) OR 2(E)                                                             [X]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                                Delaware
--------------------------------------------------------------------------------
NUMBERS OF           7.  SOLE VOTING POWER
  SHARES                               15,772,642
BENEFICIALLY             _______________________________________________________
OWNED BY EACH
 REPORTING           8.  SHARED VOTING POWER
 PERSON WITH                                    0
                         _______________________________________________________

                     9.  SOLE DISPOSITIVE POWER
                                        15,772,642
                         _______________________________________________________

                     10. SHARED DISPOSITIVE POWER
                                                0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                        15,772,642
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
                                                                              -
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        19.88%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                                        CO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D


CUSIP NO.                          018593103
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                Bankers Trust Company
                                EIN No. 13-4941247
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                              -
                                                                         (b) [ ]
                                                                              -
--------------------------------------------------------------------------------
3.  3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
                                OO (See Item 3)
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(D) OR 2(E)                                                             [X]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                                New York
--------------------------------------------------------------------------------
NUMBERS OF           7.  SOLE VOTING POWER
  SHARES                               97,150
BENEFICIALLY             _______________________________________________________
OWNED BY EACH
 REPORTING           8.  SHARED VOTING POWER
 PERSON WITH                                  0
                         _______________________________________________________

                     9.  SOLE DISPOSITIVE POWER
                                        97,150
                         _______________________________________________________

                     10. SHARED DISPOSITIVE POWER
                                              0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                        97,150
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
                                                                              -
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        .12%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                                        BK, IA
--------------------------------------------------------------------------------

                                 SCHEDULE 13D


CUSIP NO.                          018593103
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Bankers Trust New York Corporation
                              EIN No. 13-6180473
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                              -
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.  3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS               n/a

--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(D) OR 2(E)                                                             [X]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                                Delaware
--------------------------------------------------------------------------------
NUMBERS OF           7.  SOLE VOTING POWER
  SHARES                                      0*
BENEFICIALLY             _______________________________________________________
OWNED BY EACH
 REPORTING           8.  SHARED VOTING POWER
 PERSON WITH                                  0
                         _______________________________________________________

                     9.  SOLE DISPOSITIVE POWER
                                              0*
                         _______________________________________________________

                     10. SHARED DISPOSITIVE POWER
                                              0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                        0*
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
                                                                              -
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        0*
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                                        CO
--------------------------------------------------------------------------------



----------
        *BT Capital Partners, Inc. is an indirect wholly-owned subsidiary of Bankers Trust New York Corporation. Bankers Trust Company is a direct wholly-owned subsidiary of Bankers Trust New York Corporation. As a result, Bankers Trust New York Corporation may be deemed to be the indirect beneficial owner of the shares of Common Stock owned or deemed to be owned by BT Capital Partners, Inc. and Bankers Trust Company.

ITEM 1. SECURITY AND ISSUER.

             This Amendment No. 3 amends a Statement on Schedule 13D relating to the Common Stock, par value $.0001 per share ("Common Stock"), of Alliance
                                                  ------------
   Entertainment Corp. (the "Issuer"), filed with the Securities and Exchange
                             ------
   Commission on June 14, 1996, which was amended by Amendment No. 1 filed with the SEC on June 18, 1996, and which was further amended by Amendment No. 2 filed with the SEC on July 23, 1996 ("Amendment No. 2", and, Schedule 13D, as
                                         ---------------
   so amended, the "Current 13D") by the filing persons described in Item 2 in
                    -----------
   the Current 13D. The Common Stock is traded on the New York Stock Exchange under the ticker CDS.

             The events requiring filing of this Amendment No. 3 are, among other things, the changes in material facts set forth in the Current 13D, including the acquisition of a beneficial interest in additional Common Stock and, due to the contemporaneous acquisitions by other persons, the decrease of approximately 1% in the percentage of Common Stock beneficially owned by one of the reporting persons in the Current 13D, BT Capital Partners, Inc. ("BT Capital Partners"). On December 20, 1996, BT Capital Partners acquired
                            -------------------
   $7,500,000 principal amount of the Issuer's 6% Exchangeable Notes
   (the "Exchangeable Notes") which are exchangeable for shares of the Issuer's
         ------------------
   Series B Convertible Preferred Stock (the "Series B Preferred Stock")
                                              ------------------------
   under certain terms and conditions, as described in Item 5. The Series B Preferred Stock is convertible at the option of the holder into shares of Common Stock, under certain terms and conditions, as described in Item 5.

             Except as set forth herein, no other change is made to the response to Item 1 in the Current 13D.

   ITEM 2.  IDENTITY AND BACKGROUND.

             Item 2(a) through (c), Item 2(f).
             --------------------------------

             No change is made to such items other than to the schedule of the name, citizenship, business or residence address, principal occupation or employment, and name, principal business and address of any corporation or organization in which such employment is conducted of each director and executive officer of BT Capital Partners, BTCo. and BTNY. An amended schedule with respect to BTCo. and BTNY is set forth in Annex A attached hereto and incorporated into this Item 2 by reference. Except as modified by Annex A attached hereto, no other change is made to Item 2(a) through (c) and
   Item 2(f).

             Items 2(d) and (e).
             ------------------

             No change.

             Except for the addition of an amended Annex A relating to BTCo and BTNY, no other change is made to the response to Item 2 in the Current 13D.

   ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

             BT Capital Partners purchased the $7,500,000 Exchangeable Notes, at par. Funds used in such acquisition came from a line of credit provided by BTNY.

             The Exchangeable Notes were purchased by BT Capital Partners and another purchaser pursuant to a Purchase Agreement, dated December 20, 1996 (the December Purchase Agreement"), certain terms of which are more
        ---------------------------
   particularly described under Items 4 and 6 below.    The Exchangeable Notes
   are exchangeable, at the option of the holders, and under certain conditions, at the demand of the Issuer into 75,000 shares of Series B Preferred Stock of the Issuer (the "Series B Preferred Stock"). The Series B Preferred Stock of
                    ------------------------
   the Issuer held by BT Capital Partners is convertible, upon certain conditions the satisfaction of which is probable, at a price of $1.25 per share into approximately 6,000,000 shares of Common Stock.

             BTCo., in its capacity as fiduciary has acquired, since the date of the filing of Amendment No. 2 but more than 60 days prior to the date hereof, 25,850 additional shares of Common Stock on behalf of its customers, using customer funds.

   ITEM 4.  PURPOSE OF TRANSACTION.

             The principal purpose for the acquisitions described in Item 3 to this Amendment No. 3 was for investment. BT Capital Partners is currently considering an increase in its investment in the Issuer by participating in a proposed rights offering and may in its sole discretion do so.

             In addition, BT Capital Partners, BTCo. and their affiliates may generally from time to time and in their sole discretion acquire or dispose of shares of Common Stock and other securities of the Issuer convertible or exchangeable for Common Stock, either through negotiated transactions or through transactions in the open market. Each of the persons listed on Annex A to this Schedule 13D may make the determination with respect to acquisition or disposition of shares of Common Stock.

             As of the date of this Amendment to statement on Schedule 13D, neither BT Capital Partners nor BTCo. has any present plans or proposals which relate to or would result in the events described in parts (a) through
   (j) of Item 4 of Schedule 13D, except the following:

        1. In connection with the closing of the purchase of the Exchangeable Notes, (a) two persons designated by BT Capital Partners and serving on the Board of Directors of the Issuer remained as current members of the board, and BT Capital Partners obtained the right to designate two additional members of the Board; (b) other members of the board resigned; (c) similar rights were granted to other holders of Exchangeable Notes and Series B Preferred Stock; and (d) the Issuer agreed to provide standard notice, reimbursement and other benefits to the directors so designated.

        2. The December Purchase Agreement requires the Issuer to exert its best efforts as promptly as practicable to satisfy the requirements of Rule
   312.03 of the New York Stock Exchange Listed Company Manual by obtaining the approval and authorization of its stockholders for the issuance of Common Stock upon conversion of the Series B Preferred Stock, issuable upon the exchange of the Exchangeable Notes.

        3. Pursuant to the December Purchase Agreement, BT Capital Partners has the right to elect to purchase 50% of the unsubscribed for shares of a proposed rights offering for approximately 3,500,000 shares of Series C Convertible Preferred Stock to be made to the holders of the Common Stock of the Issuer. An affiliate of the other purchaser of the Exchangeable Notes has agreed to act as lead manager on a best efforts basis in such rights offering, subject to the terms and conditions contained in the December Purchase Agreement including further amendments to the Issuer's credit facilities.

        4. BT Capital Partners and the other purchaser of Exchangeable Notes, so long as either holds at least 50% of the Notes issued to it (or the Series B Preferred Stock for which such Notes may be exchanged), shall have the power to nominate candidates to be considered for positions of Executive Vice President-Finance and Senior Vice President in charge of distribution, subject to the consent of the CEO of the Issuer.

             The foregoing description of the December Purchase Agreement is qualified in its entirety by reference to the December Purchase Agreement, a copy of which is attached hereto as Exhibit 7.2, and is specifically incorporated in this Item 4 by reference.

             Except for the changes made herein, no other change is made to the response to Item 4 in the Current 13D.

   ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

             (a) As a result of acquiring the Exchangeable Notes, BT Capital Partners may be deemed to have acquired, on the date of acquisition thereof, the Series B Preferred Stock for which such Notes may be exchanged, and beneficial ownership of the shares of Common Stock into which such Series B Preferred Stock may be converted.

             The Exchangeable Notes may be exchanged at any time prior to December 1, 2001 for shares of the Series B Preferred Stock at a price of $100 per share. The number of shares issuable upon exchange of the Exchangeable Notes shall be that number obtained by dividing the principal amount outstanding plus accrued and unpaid interest on the date of exchange by $100, rounded to the nearest 1/100th share. The Exchangeable Notes contain events of default typical in notes of this type, which will permit the holder to accelerate the maturity of the Exchangeable Notes. Under certain circumstances the Issuer can cause exchange of the Exchangeable Notes for shares of Series B Preferred Stock.

             Under the terms of the Series B Preferred Stock, such Preferred Stock may be converted only after the issuance of Common Stock issuable upon
   such conversion has been approved by the holders of the Common Stock.   The
   number of shares of Common Stock into which the Series B Preferred Stock is convertible is obtained by multiplying the number of shares of Series B Preferred Stock to be converted by the Liquidation Value thereof and dividing the result by the Conversion Price then in effect. The "Liquidation Value"
                                                            -----------------
   of any share of Series B Preferred Stock as of any particular date means an amount equal to the sum of $100.00 plus any accrued and unpaid dividends on such share of Preferred Stock. "Conversion Price" means one dollar and
                                   ----------------
   twenty-five cents ($1.25), subject to adjustment from time to time in order to prevent dilution. Until conversion of the Series B Preferred Stock into Common Stock, the dividend rate on the Preferred Stock is 6% (six percent) per annum; dividends are not payable in cash but in additional shares of Series B Preferred Stock.

             Prior to the issuance of the Exchangeable Notes, the Series B Preferred Stock for which the Notes are exchangeable and the Common Stock into which the Series B Preferred Stock is convertible, BT Capital Partners beneficially owned (i) 3,974,937 shares of Common Stock (of which 407,903 shares are the subject of warrants), (ii) 350,000 shares of Series A Preferred Stock which, assuming BT Capital Partners has met all other requirements for conversion, BT Capital Partners could convert into 4,827,586 additional shares of Common Stock; and (iii) pursuant to an agreement with Douglas Brent and Robert Marakovits, employees of Bankers Trust Company and two of the members of the board of directors of the Issuer, options for 60,000 shares of Common Stock, which were granted to Messrs. Brent and Marakovits, who received such options as directors of the Issuer. One-third of the options are exercisable from the date of the grant with the balance vesting ratably over a two-year period.

             After the issuance of the Exchangeable Notes to BT Capital Partners pursuant to the December Purchase Agreement, assuming the exchange thereof for Series B Preferred Stock and the conversion of such Preferred Stock into shares of Common Stock which at the current conversion rate would aggregate 6,000,000 shares, BT Capital Partners holds a total of 15,772,642 shares of Common Stock (including the shares of Common Stock which are the subject of warrants), which would constitute an aggregate of 19.88% of the issued and outstanding shares of Common Stock of the Issuer/1/;

             The foregoing description of the Exchangeable Notes and the Series B Preferred Stock is qualified in its entirety by reference to the Exchangeable Notes and Designations of the Series B Preferred Stock, a copy of each of which is attached hereto as Exhibit 7.3 and 7.4, respectively, and each of which is specifically incorporated in this Item 5 by reference.

             BTCo. beneficially owns 97,150 shares of Common Stock as fiduciary on behalf of its customers, constituting 0.12% of the issued and outstanding shares of Common Stock of the Issuer.

             As a parent of each, Bankers Trust New York Corporation may be deemed to be the indirect beneficial owner of the shares of Common Stock owned by BT Capital Partners and BTCo.

             To the best knowledge and belief of BT Capital Partners, BTCo. and BTNY, none of the persons listed on Annex A to the Current 13D beneficially owns any shares of Common Stock as of the date of this Amendment No. 3.

             (b) Each of BT Capital Partners and BTCo. has sole power to vote and dispose of the shares of Common Stock beneficially owned by it, including the shares that would be acquired upon conversion of the Series B Preferred Stock, assuming exchange of the Exchangeable Notes therefor.

             BT Capital Partners entered into a Voting Agreement dated December 20, 1996, with the Issuer and certain other holders of Common Stock (the "Voting Agreement"); this agreement, among other things, terminated the
   -----------------
   Voting Agreement which was entered into on July 16, 1996. Under the Voting Agreement, each holder of Common Stock has agreed to vote for (a) the approval of the conversion rights of the Series B Preferred Stock, as set forth in the Issuer's Certificate of Designations governing the Series B Preferred Stock, and (b) the approval of the Issuer's issuance of Common Stock pursuant to any exercise of any of such conversion rights. Because of such voting arrangements, BT Capital Partners might be considered to be a member of a group together with the other parties to the Voting Agreement for purposes of Rule 16a-1(a)(1). However, BT Capital Partners disclaims membership in any such group and further disclaims beneficial ownership of the shares of Common Stock, Series A Preferred Stock, Series B Preferred Stock and Exchangeable Notes owned by the other parties to the Voting Agreement.

             BT Capital Partners terminated Section 3(b) of the Inducement Agreement with Joseph J. Bianco, the chairman and chief executive officer of the Issuer (the "Management Stockholder"), pursuant to which section BT
                    ----------------------
   Capital Partners had granted the Management Stockholder a proxy to vote for certain matters.


   ----------
       /2/After giving effect to the exercise of the warrants. Percentages used in this Item 5 are based on the number of securities outstanding as contained in the most recently available filing by the Issuer with the Securities and Exchange Commission.

             The foregoing description of the Voting Agreement is qualified in its entirety by reference to the Voting Agreement, a copy of which is attached hereto as Exhibit 7.5, and such agreement is specifically incorporated in this Item 5 by reference.

             (c) Other than as described herein, none of the persons referred to in paragraph (a) have engaged in any transactions in shares of Common Stock since October 15, 1996, sixty days prior to the date hereof.

             (d)  No change.

             (e)  Not applicable.

             Except for the changes set forth herein, no change is made to the response to Item 5 in the Current 13D.

   ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

             In addition to the contracts, arrangements, understandings or relationships described in Item 6 to the Current 13D, certain persons named in Item 2 are parties to the following agreements:

             1.   December Purchase Agreement and Registration Rights.  BT
                  ---------------------------------------------------
   Capital Partners acquired the Exchangeable Notes under the December Purchase
   Agreement.    In addition to the provisions governing the acquisition of the
   Exchangeable Notes, the December Purchase Agreement contains provisions relating to the Board of Directors and the voting of shares, as more particularly described under Item 4(d) above. The December Purchase Agreement also contains standard representations and warranties and covenants by the Issuer.

             The December Purchase Agreement contains standard investment representations by the purchasers of the Exchangeable Notes. In addition, the holders agree not to transfer the Exchangeable Notes or the Series B Preferred Stock except in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the "1933 Act"), or
                                                                --------
   except to affiliates, or except pursuant to an effective registration statement under the 1933 Act. Further, the Exchangeable Notes, and the Series B Preferred Stock, may not be transferred to a competitor except for sales on the NYSE or otherwise in the open market or pursuant to a public offering.

             Under the December Purchase Agreement, the Issuer is under an obligation to maintain an effective registration statement under the Securities Act of 1933, as amended, with respect to all shares of Common Stock which BT Capital Partners may acquire through conversion of the Preferred Stock and all other shares previously acquired by BT Capital Partners. If such registration is not maintained, BT Capital Partners will have certain registration rights which are set forth in the Terms of Registration Rights which are attached as Exhibit 7.6 hereto and is incorporated by reference.

             Because BT Capital Partners has entered into the December Purchase Agreement together with certain other purchasers of Exchangeable Notes and Series B Preferred Stock, it might be considered to be a member of a group together with the other parties to the December Purchase Agreement. However, BT Capital Partners disclaims membership in any such group and disclaims beneficial ownership of the shares of Common Stock or Preferred Stock owned by the other purchasers under the December Purchase Agreement.

             The foregoing description of the December Purchase Agreement is qualified in its entirety by reference to the December Purchase Agreement (Exhibit 7.2), and such agreement is specifically incorporated in this Item 6 by reference.

             2.   Certificate of Designations.  The terms of the Series B
                  ---------------------------
   Preferred Stock are set forth in the Issuer's Certificate of Designations, certain terms of which are described in Item 5(a). A copy of the Certificate of Designations is attached hereto as Exhibit 7.4, and such Certificate is specifically incorporated in this Item 6 by reference.

             3.   Voting Agreement.  In connection with the purchase of the
                  ----------------
   Preferred Stock, BT Capital Partners has entered into the Voting Agreement, certain terms of which are described under Item 5(b). A copy of the Voting Agreement attached hereto as Exhibit 7.5 is specifically incorporated in this
   Item 6 by reference.

             Except as set forth herein, no other change is made to the response to Item 6 in the Current 13D.

     ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

        7.1. Joint filing statement pursuant to Rule 13d-1(f)(1).

        7.2  Purchase Agreement dated December 20, 1996.

        7.3  6% Exchangeable Note due December 31,  2001.

        7.4  Certificate of Designations relating to the Series B Preferred
             Stock.

        7.5  Voting Agreement dated December 20, 1996.

        7.6  Terms of Registration Rights.

   SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Date: December 24, 1996


   Signature:     BANKERS TRUST NEW YORK CORPORATION

        By:       /s/ James T. Byrne
                  ------------------------------
        Name:     James T. Byrne
        Title:    Senior Vice President

                                    ANNEX A
                       BANKERS TRUST NEW YORK CORPORATION
                             BANKERS TRUST COMPANY



             The following sets forth the name, mailing address, occupation or principal business affiliation and citizenship of each director and executive officer of BTNY. Unless otherwise indicated, each individual listed below is also a director or executive officer of BTCo. To the best knowledge and belief of BTNY and BTCo., none of the following persons beneficially owns any shares of Common Stock.

                             Occupation or Principal
Name and Mail Address        Business Affiliation             Citizenship
---------------------        --------------------             -----------

                             DIRECTORS
                             ---------

   George B. Beitzel         Retired Senior Vice President and    U.S.
   29 King Street            Director
   Chappaqua, NY  10514-3432 International Business Machines
                             Corporation

   Phillip A. Griffiths      Chairman                             U.S.
   Institute for Advanced    Institute for Advanced Study
     Study
   Olden Lane
   Princeton, NJ 08540

   William R. Howell         Chairman of the Board                U.S.
   J.C. Penney Company, Inc. J.C. Penney Company, Inc.
   P.O. Box 10001
   Dallas, TX 75301-0001

   Jon M. Huntsman           Chairman and Chief Executive Officer U.S.
   Huntsman Corporation      Huntsman Chemical Corporation
   500 Huntsman Way
   Salt Lake City, UT 84108

   Vernon E. Jordan, Jr.     Senior Partner                       U.S.
   Akin, Gump, Strauss,      Akin, Gump, Strauss, Hauer & Feld,
     Hauer & Feld,             LLP
   LLP
   1333 New Hampshire
     Avenue, N.W.
   Suite 400
   Washington D.C. 20036

   Hamish Maxwell            Retired Chairman and Chief           U.S.
   Philip Morris Companies,    Executive Officer
     Inc.                    Philip Morris Companies Inc.
   100 Park Avenue
   New York, NY 10017

   Frank N. Newman           Chairman of the Board and Chief      U.S.
   Bankers Trust Company     Executive Officer and President
   130 Liberty Street        Bankers Trust Company;
   New York, NY 10006        Chairman of the Board and Chief
                             Executive Officer and President
                             Bankers Trust New York Corporation

   N.J. Nicholas Jr.         Investor                             U.S.
   15 West 53rd Street, #34F
   New York, NY 10019

   Russell E. Palmer         Chairman and Chief Executive Officer U.S.
   The Palmer Group          The Palmer Group
   3600 Market Street
   Suite 530
   Philadelphia, PA 19104

   Donald L. Staheli         Chairman and Chief Executive Officer U.S.
   Continental Grain Company United States Continental Grain
   277 Park Avenue,            Company
     50th Floor
   New York, NY 10172

   Patricia Carry Stewart    Former Vice President                U.S.
   Bankers Trust Company     The Edna McConnell Clark Foundation
   c/o Office of the
     Secretary
   130 Liberty Street
   New York, NY 10006

   George J. Vojta           Vice Chairman                        U.S.
   Bankers Trust Company     Bankers Trust Company and
   130 Liberty Street        Bankers Trust New York Corporation
   New York, NY 10006

   Paul A. Volcker           Former Chairman                      U.S.
   599 Lexington Avenue,     Wolfensohn & Co., Inc.
     40th Floor
   New York, New York 10022

                              EXECUTIVE OFFICERS
                              ------------------

   Geoffrey M. Fletcher      Managing Director and Principal      U.S.
   Bankers Trust Company     Accounting Officer
   130 Liberty Street        Bankers Trust Company;
   New York, NY 10006        Senior Vice President and Principal
                             Accounting Officer
                             Bankers Trust New York Corporation

   Joseph A. Manganello, Jr. Managing Director and Chief Credit   U.S.
   Bankers Trust Company     Officer
   130 Liberty Street        Bankers Trust Company;
   New York, NY 10006        Executive Vice President and Chief
                             Credit Officer
                             Bankers Trust New York Corporation

   Richard H. Daniel         Managing Director, Chief Financial   U.S.
   Bankers Trust Company     Officer and Controller
   130 Liberty Street        Bankers Trust Company;
   New York, NY 10006        Executive Vice President, Chief
                             Financial
                             Officer and Controller
                             Bankers Trust New York Corporation

   Melvin A. Yellin          Managing Director and General        U.S.
   Bankers Trust Company     Counsel
   130 Liberty Street        Bankers Trust Company;
   New York, NY 10006        Executive Vice President and General
                             Counsel
                             Bankers Trust New York Corporation

   Mark Bieler               Managing Director                    U.S.
   Bankers Trust Company     Bankers Trust Company;
   130 Liberty Street        Executive Vice President
   New York, NY 10006        Bankers Trust New York Corporation

   Christian Marie Yves      Chairman                             U.S., France
     De Balmann              Bankers Trust International PLC;
   Bankers Trust Company     Managing Director
   1 Appold Street           Bankers Trust Company;
   Broadgate, 4th Floor      Senior Vice President
   London, EC2A 2HE          Bankers Trust New York Corporation

   R. Kelly Doherty          Managing Director                    U.S.
   Bankers Trust Company     Bankers Trust Company;
   130 Liberty Street        Senior Vice President
   New York, NY 10006        Bankers Trust New York Corporation

   Robert A. Ferguson        Executive Vice President             Australia
   Bankers Trust Australia   Bankers Trust Australia Limited;
     Limited                 Managing Director
   Level 15, The Chifley     Bankers Trust Company;
     Tower                   Senior Vice President
   2 Chifley Square          Bankers Trust New York Corporation
   Sydney, N.S.W. 2000
   Australia

   Alexander P. Frick        Managing Director                    U.S.
   Bankers Trust Company     Bankers Trust Company;
   130 Liberty Street        Senior Vice President
   New York, NY 10006        Bankers Trust New York Corporation

B.J. Kingdon                 Managing Director                    U.S.
Bankers Trust Company        Bankers Trust Company;
130 Liberty Street           Senior Vice President
New York, NY 10006           Bankers Trust New York Corporation

Ian Martin                   Executive Vice President             Australia
Bankers Trust Australia      Bankers Trust Australia Limited;
  Limited                    Senior Vice President
Level 15, The Chifley Tower  Bankers Trust New York Corporation
2 Chifley Square
Sydney, N.S.W. 2000
Australia

Rodney A. McLauchlan         Managing Director                    U.S.
BT Securities Corporation    BT Securities Corporation;
130 Liberty Street           Senior Vice President
New York, NY 10006           Bankers Trust New York Corporation

Timothy S. Rattray           Managing Director                    U.S.
Bankers Trust Company        Bankers Trust Company;
Two Pacific Place            Senior Vice President
36th Floor                   Bankers Trust New York Corporation
88 Queensway
Hong Kong

J. Edward Virtue             Managing Director                    U.S.
BT Securities Corporation    BT Securities Corporation;
130 Liberty Street           Senior Vice President
New York, NY 10006           Bankers Trust New York Corporation

                            JOINT FILING STATEMENT

   Pursuant to Rule 13d-1(f)(1), each of the undersigned hereby consents to the joint filing of Amendment No. 3 to a statement on Schedule 13D with respect to shares of Common Stock, $0.0001 par value, of Alliance Entertainment Corp., on behalf of each of them.

   Date: December 24, 1996

   Signature:     BANKERS TRUST NEW YORK CORPORATION

        By:       /s/ James T. Byrne
                  ----------------------------------
        Name:     James T. Byrne
        Title:    Senior Vice President


   Signature:     BANKERS TRUST COMPANY

        By:       /s/ James T. Byrne
                  ----------------------------------
        Name:     James T. Byrne
        Title:    Senior Vice President


   Signature:     BT CAPITAL PARTNERS, INC.

        By:       /s/ Heide Silverstein
                  ----------------------------------
        Name:     Heide Silverstein
        Title:    Secretary/Treasurer